

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2014

Via E-mail
Peter M. Orser
President and Chief Executive Officer
Weyerhaeuser Real Estate Company
c/o Weyerhaeuser Company
33663 Weyerhaeuser Way South
Federal Way, WA 98003

**Re: Weyerhaeuser Real Estate Company
Registration Statement on Form S-4
Filed January 9, 2014
File No. 333-193251**

Dear Mr. Orser:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure consistency of disclosure throughout the documents filed on behalf of Weyerhaeuser Real Estate Company, Weyerhaeuser Company and Tri Pointe Homes, Inc. Where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes to the disclosure in those other filings.

2. As structured, unless the upper limit is in effect and there is a Mandatory Extension, the final exchange ratio will be made known to the Weyerhaeuser shareholders on the last trading day prior to the expiration date. In light of the requirements of the Exchange Act Rules 13e-4(d), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b), please demonstrate to us how you intend to comply with these rules' requirements and inform us of any intent to seek no-action letter relief with respect to the contemplated structure of this exchange offer.

3. We will process this filing without material information related to the exchange offer. Since disclosure such as the value per share of WRECO common stock received in the exchange, or the upper limit with respect to the number of shares of WRECO common stock that may be issued in the exchange offer, triggers a number of disclosure matters, we will need sufficient time to process the amendment when this information is included. Please understand that the effect of revised disclosure throughout the relevant documents may result in new issues being raised in the comment process. In addition, please confirm your understanding that pursuant to Instruction 2 to Exchange Act Rule 13e-4(e)(2), the preliminary prospectus may not omit information under Rule 430A of the Securities Act.

4. The explanatory note in the inside cover of the registration statement, includes, among other things, a statement that once a final decision is made regarding the manner of distribution of the shares of WRECO common stock, the registration statement, including the Form S-4 and preliminary proxy statement filed by Tri Pointe Homes, will be amended to reflect such decision. Please note that we will need sufficient time to review any such amendment.

5. In an appropriate section of the filing, briefly describe WRECO's securities. Refer to Item 202 of Regulation S-K and Item 4(a)(3) of Form S-4.

Registration Statement Cover Page

6. Since you have included Item 512(a) of Regulation S-K undertakings, please check the Rule 415 box on the cover of the registration statement.

Explanatory Note

7. Please advise us whether or not Weyerhaeuser Real Estate Company will be identified as a co-offeror on the Schedule TO when that filing is submitted. To the extent Weyerhaeuser Real Estate Company will not be so identified, please provide us with a brief legal analysis that explains that decision. Refer to Instruction K.1 of Schedule TO (Rule 14d-100).

Prospectus Cover Page

8. We note that the information on the prospectus cover page is duplicative of disclosure found in the prospectus summary as well as in "This Exchange Offer" section of the registration statement. As the intent of the prospectus cover page is to highlight the most important aspects of the transaction which is being registered, in accordance with Item 501(b) of Regulation S-K, please revise your disclosure to focus on only the key aspects of the tender offer, as the first step in the ultimate acquisition of Weyerhaeuser's Real Estate Business by Tri Pointe Homes. In this regard, we note, for example, that some of the disclosure in the second page of the prospectus cover page has already been included on the first page, and repeats information already found in the Explanatory Note.

9. The disclosure at the end of the third paragraph contemplates a "voluntary extension following a Mandatory Extension." In an appropriate section of the filing please disclose the circumstances when the exchange offer may be voluntarily extended following a Mandatory Extension, and whether the upper limit will be in effect for the entire period of such voluntary extension.

10. Please relocate in the first page of the prospectus cover page disclosure that the exchange offer is subject to certain conditions (refer to the disclosure in the last paragraph, page ii).

11. With a view towards disclosure, please tell us whether following the merger, the percentage of ownership by the Weyerhaeuser's shareholders and Tri Pointe's shareholders has been calculated giving effect to the upper limit.

Questions and Answers About this Exchange Offer and the Transactions, page 5

Q; Will all Weyerhaeuser common shares that I tender be accepted in this exchange offer?, page 11

12. Refer to Exchange Act Rule 13e-4(f)(3)(i). As long as an odd-lot shareholder tenders "all" of its securities, the rule does not contemplate that the shareholder request "preferential treatment." Please advise or otherwise revise your disclosure accordingly.

Q: Are there any conditions to Weyerhaeuser's obligation to complete this exchange offer?, page 11

13. Please revise your disclosure here to briefly identify the Mandatory Conditions discussed on page 97.

Q: What do I do if I want to retain all of my Weyerhaeuser common shares?, page 12

14. Please expand disclosure at the end of the paragraph to contemplate that in the event of a pro rata distribution of WRECO shares, Weuerhaeuser shareholders will also receive Tri Pointe shares following the consummation of the merger.

Questions and Answers about the Transactions, page 14

Q: Are there any conditions to the consummation of the Transactions?, page 18

15. To the extent that there are conditions which neither party to the transactions intends to waive, please revise your disclosure in the penultimate paragraph accordingly.

Summary, page 20

General

16. In anticipation of the filing of a Schedule TO-I in connection with the exchange offer, please observe in full the disclosure requirements of Item 3 to Schedule TO-I and Item 1003 of Regulation M-A.

The Companies, page 20

Weyerhaeuser Real Estate Company, page 20

17. With respect to disclosures relating to market positions, industry statistics and other market relevant information relating to WRECO's Real Estate Business (refer also to "Information on WRECO" disclosure on page 113 and MD&A disclosure on page 126), please identify the information source(s) serving as basis for your disclosure, such as general articles or other market research materials. If this information is based upon management's belief, please indicate that this is the case. In this regard, we note statements such as "In 2012, WRECO was a top 20 U.S. homebuilder…" or that its land positions are located in "supply constrained markets with historically strong housing demand, diverse employment and desirable quality of like characteristics." Please advise us whether this information represents publicly available information which was not commissioned by you for use in the registration statement.

Legal Limitations; Certain Matters Relating to Non-U.S. Jurisdictions, page 32

18. Please advise as to how significant the percentage of Weyerhaueser's stockholder base affected by these legal limitations is expected to be, and whether you anticipate the exchange offer to be undersubscribed as a result.

Material U.S. Federal Income Tax Consequences of the Distribution and the Merger, page 34

19. It appears that you are assuming that the WRECO Spin and Distribution "qualify as distributions for U.S. federal income tax purposes described in Section 355 of the Code" and that the Merger "qualifies as a 'reorganization' within the meaning of Section 368(a) of the Code." As these matters appear to represent material legal conclusions underlying the opinions, they are inappropriate. In addition, your disclosure should clearly indicate whether the legal conclusions represent the opinion of tax counsel and should not include qualifying language such as "in general." Please revise your disclosure accordingly. Please note that the final form of the tax opinion must be filed as an exhibit prior to the registration statement being declared effective.

Risk Factors, page 43

20. Please remove the last sentence of the introductory paragraph as you should have already disclosed all material risks currently known to you.

Cautionary Statement on Forward-Looking Statements, page 80

21. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

This Exchange Offer, page 82

22. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of Regulation 14E under the Exchange Act. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

23. With a view towards disclosure please tell us how the parties arrived at the upper limit with respect to the number of WRECO common stock to be issued in the exchange offer. To the extent that this upper limit represents a minimum/maximum value of the shares of Tri Pointe to be received in the merger, please disclose this value.

Proration; Tenders for Exchange by Holders of Fewer than 100 Weyerhaeuser Common Shares, page 87

24. The disclosure reads in relevant part that "Weyerhaeuser will accept for exchange the Weyerhaeuser common shares validly tendered and not properly withdrawn by each tendering shareholder on a pro rata basis, based on the proportion that the total number of Weyerhaeuser common shares to be accepted bears to the total number of Weyerhaeuser common shares validly tendered and not properly withdrawn…" Rule 13e-4(f)(3) explains that when shares are accepted on a pro rata basis, the issuer must accept shares "according to the number of securities tendered by each security holder…" Please reconcile the disclosure with the cited rule text.

Determination of Validity, page 93

25. We noticed that determinations made regarding the validity of tenders "shall be final and binding" upon all persons who tender. Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose security holders may challenge the determinations made, and make

conforming changes to other sections of the disclosure document to the extent additional unqualified references to "final and binding" have been made.

Conditions for Consummation of this Exchange Offer, page 97

26. Refer to the first paragraph on page 99 relating to Weyerhaeuser's failure to exercise its rights to waive an offer condition. Note than when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to the shareholders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Competition, page 123

27. You disclose that there are relatively low barriers to entry into WRECO's homebuilding business. Please reconcile this statement with your page 105 disclosure that WRECO's ownership of 16,000 lots in lot-constrained California market appears to provide great competitive advantages, as one of the main reasons considered by the Tri Pointe Board in approving the merger. See also disclosure in the third paragraph of WRECO's Liquidity and Capital Resources disclosure on page 151.

Management's Discussion and Analysis of Financial Condition and Results of Operations for WRECO, page 126

Results of Operations, page 127

28. Please disclose the cancellation rate by reportable segment for each period presented to allow an investor to better evaluate your net new orders and backlog by reportable segment. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.1. of the Financial Reporting Codification for guidance.

29. Please disclose the absorption rate by reportable segment for each period presented, as this appear to be a material measure utilized by management for purposes of evaluating the reportable segment results. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.1. of the Financial Reporting Codification for guidance.

30. Please expand your discussion and analysis of the interim period general and administrative expense as a percentage of total single-family home sales revenue to explain why the percentage declined for the 9-months ended September 30, 2013, in comparison to the comparable period. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

31. For all periods presented, please provide a discussion and analysis of the specific, material factors impacting the effective tax rate. For example, please explain why there is variability in state income taxes for the periods presented. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

32. We note that the impairment charges recognized during fiscal year 2011 primarily for the Maracay and Quadrant reportable segments had a material, negative impact to your fiscal year 2011 operating results. Please provide investors with the specific underlying factors that contributed to the recognition of inventory impairment charges for each period presented by reportable segment, including the number of communities related to the impairment charges. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

33. Please expand your discussion and analysis of single-family net new home orders for fiscal year 2011 compared to fiscal year 2010 to provide investors with an understanding of the material factors contributing to the decline for Pardee in San Diego and Las Vegas. Please also provide investors with an understanding of the material factors contributing to the increases for all of the other reportable segments. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

34. We note that Pardee's number of communities opened is significantly less than the number closed. Please provide investors with an understanding as to why there was a shift in Pardee's communities. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 151

35. Please expand your discussion and analysis of your sources of liquidity and capital to explain to investors what management's plan is subsequent to the Transactions in light of the fact that the support provided by Weyerhaeuser will no longer be available. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13.b. of the Financial Reporting Codification for guidance.

36. Please substantially review your disclosures for your operating cash flows to provide a discussion and analysis of the material factors impacting operating cash flows rather than reiterating information easily obtainable from your consolidated statement of cash flows. Please refer to Section 501.13.b. of the Financial Reporting Codification for guidance.

Accounting Matters, page 157

Critical Accounting Policies, page 157

Impairments, page 158

37. We note your disclosure on page F-43 that you anticipate recognizing an impairment charge of at least $300 million for the Coyote Springs Property during the fourth quarter of fiscal year 2013. Please provide investors with an understanding as to why the undiscounted cash flows for this community exceeded the carrying value through the third quarter of fiscal year 2013 but during the fourth quarter of fiscal year 2013 management has determined that the undiscounted cash flows for this community fall below the carrying value. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3., 501.12.b.4., and 501.14 of the Financial Reporting Codification for guidance.

38. In light of your pending, material impairment charge for the Coyote Springs Property, please expand your discussion and analysis of your inventories to provide investors with an understanding if there are any other communities that you have identified as having circumstances that indicate the carrying amount may not be recoverable from future undiscounted net cash flows. For those communities that have been identified and the recoverable amount assessed during fiscal year 2012 and the subsequent interim period, please identify those communities that are at-risk for material impairment charges by disclosing the number of communities along with the corresponding carrying value that were tested for potential impairment by reportable segment. Please also consider providing investors with an understanding of the number and carrying value of communities and/or homes that are in inventories and have been finished for at least a year. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Unaudited Pro Forma Condensed Combined Financial Information of TRI Pointe and WRECO, page 167

Unaudited Pro Forma Condensed Combined Balance Sheet, page 169

39. The amount of assets of discontinued operations under the WRECO column does not agree to WRECO's September 30, 2013 consolidated balance sheet. Please revise or advise.

1. Basis of Presentation, page 172

40. Please expand your disclosure of the number of shares attributable to equity awards outstanding to clarify the number attributable to TRI Pointe employees and the number that were exchanged for Weyerhaeuser equity awards to WRECO employees.

Description of Transaction, page 172

41. Please expand your disclosure to provide a description of the equity awards held by WRECO
    employees that are being assumed by TRI Pointe, including the number of equity awards
    outstanding as of the most recent balance sheet date, the material terms of the exchange, a
    description of how you intend to estimate the fair value of the exchange, and the amount of
    the expense that you would have recognized as if the transaction occurred on January 1,
    2012, along with the material assumptions used to estimate the fair value.

Preliminary Purchase Price Allocation, page 174

42. We note that the purchase price allocation is preliminary. Please provide summarized
    disclosures that discuss the potential impact of changes in the preliminary purchase price
    allocations on the pro forma financial statements. Please refer to ASC 805-10-50-6 for
    guidance.

43. Please include a discussion of the specific underlying factors that are expected to lead to
    goodwill being recognized in the acquisition. Please refer to ASC 805-30-50-1.a. for
    guidance.

4. Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 175

44. Please expand each of your footnotes for the adjustments included in the pro forma financial
    statements to clearly explain how each material adjustment was calculated. If assumptions
    were made to arrive at the adjustment amount, please provide a discussion of the assumptions
    and why the amount is reasonable. For any assumptions that could reasonably result in a
    different amount, please ensure you provide a sensitivity analysis. Please refer to Article 11-
    02(b)(6) of Regulation S-X for guidance.

45. Please provide a summarized tabular disclosure of all the non-recurring items you excluded
    from the pro forma income statements. Also, please re-name the final line item of the pro
    forma condensed combined statements of operations disclosures, throughout your filing, to
    clarify that it excludes non-recurring items. Please refer to Rule 11-02(b)(5) of Regulation S-
    X for guidance.

Historical Per Share Data, Market Price and Dividend Data, page 177

46. Please expand your presentation to include historical and equivalent pro forma per share data
    for WRECO. Please refer to Item 3(f) of Form S-4 for guidance.

The Transactions, page 180

Weyerhaeuser's Reasons for the Transactions, page 201

47. Your disclosure should provide a comprehensive discussion of the reasons why
Weyerhaeuser engaged in this transaction. In this regard, please elaborate on the reasons
why Weyerhaeuser's board authorized the exploration of strategic alternatives with respect to
WRECO, providing also context to disclosure suggesting of WRECO's volatile earnings. In
addition, given WRECO's long operating history as a subsidiary of Weyerhaeuser (refer to
second paragraph of Information on WRECO disclosure on page 113), please expand on your
page 201 disclosure stating that the transaction would provide WRECO "with the opportunity
to benefit from resources that are more dedicated to the real estate business." Refer to Item
4(a)(2) of Form S-4.

48. In the fifth bullet point, please disclose the basis for (i) the board's belief that
Weyerhaeuser's real estate business and Tri Pointe "were a good strategic fit" and (ii) the
expectation that the combined company would create value to Weyerhaeuser's shareholders.
Please ensure that you provide context to your disclosure by elaborating on the other
alternatives available to Weyerhaeuser to increase its shareholder value with respect to the
real estate business.

Interests of Certain Persons in the Transactions, page 202

49. In a tabular format, please disclose the share and ownership percentages for the directors and
executive officers of both Weyerhaeuser and Tri Pointe on an individual basis. Refer also to
Item 8 of Schedule TO-I and Item 1008 of Regulation M-A.

Comparison of Rights of Weyerhaeuser Shareholders and Tri Pointe Stockholders, page 243

50. We note the statement in the second paragraph that disclosure is "qualified in its entirety by
… the relevant provisions of, Washington law [and] Delaware law." Please be advised that
you may not qualify information in the prospectus in this manner unless incorporation by
reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of
Regulation C.

Consolidated Statement of Operations, page F-3

51. We note your disclosure on page 159 that you recognize charges for loss contingencies below
operating income. Please either reclassify these charges within operating income, or expand
your disclosures in Note 16 to clarify how you determined that these charges meet the
definition of nonoperating expenses. Please refer to Article 5-03(b)(7) of Regulation S-X for
guidance.

Consolidated Statement of Cash Flows, page F-5

52. We note that you have included the changes in receivables, net as an operating cash flow. We further note from your disclosure on page F-15 that notes and contracts receivable, which is included within receivables, net, represents loans from you to the purchasers of land and lots. Please tell us your consideration of the guidance in ASC 230-10-45-12 and 45-13.a.

Index for Notes to Consolidated Financial Statements, page F-7

53. We note that you have recognized restructuring charges during each period presented that have negatively impacted operating income from 10.8% to 2.5% for the periods presented. Please provide the disclosures required by ASC 420-50 and ASC 420-S99-2 for those periods presented in which the restructuring charges materially impacted operating income.

Note 1: Summary of Significant Accounting Policies, page F-8
Inventory, page F-9

54. Please expand your disclosure to include your definition of qualified assets regarding capitalizing interest.

Warranty Reserves, page F-10

55. We note your accounting policy for the recognition of warranty costs as an expense as incurred. It is unclear how this policy complies with the guidance in ASC 460-10-25-5 – 25-7. Please also refer to your disclosures on page F-35.

56. We note your disclosures regarding the amortization of accrued warranty reserves against warranty costs using the reserve amortization method. Please expand your disclosure to clarify why you are amortizing accrued warranty reserves and what the reserve amortization method is.

Note 16: Commitments and Contingent Liabilities, page F-31
Legal Proceedings, page F-31

57. We note that you are a party to legal matters in which you believe the outcome could have a material adverse effect on your results of operations, cash flows, or financial position. As such, please provided the disclosures required by ASC 450-20-50 for the legal matters that individually or in the aggregate could have a material adverse effect on your consolidated financial statements or revise your disclosures to clarify that you have determined none of your legal matters, individually and in the aggregate, are probable or reasonably possible to have a material impact on your consolidated financial statements.

Note 17: Other Accrued Liabilities, page F-35

58. Please revise your tabular presentation of the changes in the warranty reserves for each period presented to comply with ASC 460-10-50-8.c.

Appendix A: Description of TRI Pointe, page A-1

8. Stock-Based Compensation, page A-79

59. We note that the equity based incentive units granted to management on September 24, 2010, contain a vesting term that results in vesting upon a liquidity event for 75% of the units and 25% of the units converting into restricted stock prior to the liquidity event. We further note that you completed your IPO on January 31, 2013. Please confirm to us that the IPO was not considered a liquidity event as defined in the agreement. Otherwise, please tell us how you reflected the impact of the liquidity event in your interim financial statements for the nine-months ended September 30, 2013.

Consolidated Statements of Operations, page A-85

60. We note your reference to the earnings per share data as being presented on a pro forma basis. Considering the guidance in ASC 260-10-55-12 – 55-14, it is unclear why the earnings per share data is presented on a pro forma basis. Please revise your presentation here and in Note 10, or provide us with an explanation as to why a pro forma basis is appropriate along with the specific reference to the literature that supports your presentation.

1. Organization and Summary of Significant Accounting Policies, page A-90

61. Please include your accounting policy for capitalizing interest costs.

Warranty Reserves, page A-94

62. We note your disclosure that the warranty reserve amounts are based on historical experience rates. Considering that your home sales experience did not begin until the period September 24, 2010 through December 31, 2010, please revise your disclosures to provide a more comprehensive explanation as to how your historical experience rates are sufficient evidence to reasonably estimate the reserve. Please refer to ASC 460-10-25-6 for guidance.

7. Commitments and Contingencies, page A-99

63. We note your statement that you did not recognize any accruals for asserted or unasserted matters. Please confirm to us that you have concluded that it is remote any of your lawsuits, claims and proceedings, individually and in the aggregate, will materially impact your consolidated financial statements. If you are unable to provide this confirmation, please provide the disclosures required by ASC 450-20-50.

Exhibit 23.2

64. Please request Ernst & Young to provide a consent for the consolidated financial statements of TRI Pointe Homes, LLC included in the Form S-4 rather than the Form 10-K for the year ended December 31, 2012.

Exhibit 23.4

65. Please request Deloitte & Touche LLP to include their city and state in their consent for the consolidated financial statements of Longview Timber LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
Andrew J. Pitts, Esq.
D. Scott Bennett, Esq.
Sandy D. McDade, Esq.